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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     -------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2002

                 I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED.
                 (Translation of Registrant's Name Into English)

                              33 Jabotinsky Street
                                Ramat Gan, Israel
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F
           -----            -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No   X
    -----    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference in the prospectus in any effective Registration Statement on Form F-3 filed by I.I.S. Intelligent Information Systems Limited prior to or after the date hereof.

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The following item is being submitted herewith as Exhibit 1:

1. Press Release, dated July 9, 2002, of the Registrant regarding first-quarter 2002 financial results.

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       I.I.S. INTELLIGENT INFORMATION
                                                SYSTEMS LIMITED

Date: August 9, 2002                   By:    /s/ David Warburg
                                           -------------------------------------
                                           David Warburg
                                           Attorney-in-Fact for
                                           Robi Hartman, Chief Executive Officer

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                                                                       EXHIBIT 1

I.I.S. INTELLIGENT INFORMATION SYSTEMS REPORTS FIRST QUARTER 2002 FINANCIAL RESULTS

RAMAT GAN, Israel, July 9 /PRNewswire-FirstCall/ -- I.I.S. Intelligent Information Systems Ltd. (Nasdaq: IISL - NEWS) today announced financial results for the first quarter 2002. Revenue for the first quarter was US$90,000 compared with $75,000 in the comparable quarter last year. The loss for the quarter was US$664,000 or (US$0.06) per share, compared with US$513,000 or (US$0.06) in the first quarter of 2001.

These results reflect the Company's participation in the losses of StoreAge Networking Technologies Ltd. ("StoreAge"), a 39%-held associate company of IIS, in its maturation phase. The participation of the Company in StoreAge's losses amounted to US$412,000 this quarter, mainly as a result of continued investment in R&D, the enhancement of sales and marketing operations in the US, and the establishment of sales partnerships in Europe and the Far East. Operations in the US are focused primarily on sales-driving and sales-enhancing activities.

These losses also reflect the Company's continued internal investment in the R&D group, which is developing storage over IP technology, and the focus on sales-driving activities for the iSCSI product and technology, through reselling and partnership agreements.

During the quarter, IIS announced an important milestone for the iSCSI standard with the successful completion of a continent-to-continent IP storage interoperability test, in collaboration with established vendors. The parties involved in this exercise were able to achieve iSCSI (SCSI over Internet Protocol) login from several remote sites, and transferred storage data between the initiator and target modes over the Internet. The test was an important step in the continued development of iSCSI interoperability.

Commenting on the quarter Robi Hartman, Chairman and CEO of IIS said, "Our leadership in storage networking solutions is evidenced by the fact that in addition to a growing number of installations, several of our existing customers are already ordering expansions of their storage systems as well as including us in new SAN deployments. In parallel with expanding our sales and marketing activities both in the US as well as internationally, we will continue to focus on research and development, to expand our product portfolio with solutions that will ensure our continued leadership in storage networking.

"I am confident that the market will continue to embrace our solutions," Hartman continued, "and I continue to make investments in the Company. Just this past month, I purchased 60,000 additional shares on the open market."

IIS affiliate, StoreAge, announced the availability of MultiCopy(TM), the company's advanced, multi-level replication application. The new application was unveiled and demonstrated at CeBIT 2002, the preeminent information communications technology trade show, in Germany. StoreAge's Multicopy is an innovative copy facility designed for implementation in conjunction

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with SVM(TM). The application is an important step in StoreAge's development of improved storage management solutions.

StoreAge also introduced its VIP (Virtualization Infrastructure Partner) Program, designed to foster strong relationships between StoreAge and Value Added Resellers (VARs), as well as to ensure that end-users obtain the support they need.

In its mission to ensure that virtualized SAN environments based on StoreAge's SVM solutions are compatible with a majority of the leading SAN storage solutions, applications and technologies, the company announced extensive partnerships with the industry's foremost providers of storage networking solutions. For more details on this program, please visit http://www.store-age.com.

IIS will hold a conference call today, Tuesday July 9, at 11:00 a.m. ET, to discuss the Company's first-quarter performance. Investors can dial 800-289-0544 (domestic), or 913-981-5533 (international) at least 10 minutes in advance of the call. The call will also be webcast and will be available at http://www.fdfn.com/fdfn.

About IIS

I.I.S. Intelligent Information Systems Ltd. (IIS) is focused on R&D investments and operations within the technology sector of Storage Networking. The Company develops and markets iSWAT(TM) (http://www.swattest.com), an innovative line of software applications for iSCSI protocol analysis, error injection and iSCSI conformance; and iTarget(TM) iSCSI technology architecture and implementation solutions. The Company also owns a 39% interest in StoreAge Networking Technologies, Ltd (http://www.store-age.com), a leader in Storage Virtualization technology. The Company seeks to increase its cooperation with OEM partners and storage device vendors to deliver advanced I storage solutions to the enterprise market.

This release contains historical information and forward-looking statements. Statements looking forward in time are included in this release pursuant to the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. They involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. Further, the Company operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond the Company's control. In the context of the forward-looking information provided in this release and in other releases and reports by the Company, please refer to the discussions of risk factors detailed in, as well as the other information contained in, the Company's filings with the Securities and Exchange Commission during the past 12 months.

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                     IIS Intelligent Information Systems Ltd

                                                  CONSOLIDATED BALANCE SHEETS
                                                        (In thousands)

                                                    March 31,         December 31,
                                                2002         2001         2001
ASSETS

CURRENT ASSETS:
Cash and Cash Equivalents                    $    1,205   $    2,785   $    1,556
Restricted Cash                                      --          600           --
Trade Receivables                                    33           33           13
Other Accounts Receivable                           190          160          130

Total Current Assets                              1,428        3,578        1,699

INVESTMENT IN AFFILIATE                             838        1,895        1,250

PROPERTY, PLANT AND EQUIPMENT, NET                   84           77           88

OTHER ASSETS                                        186          259          186

TOTAL ASSETS                                 $    2,536   $    5,809   $    3,223

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short Term Bank Debt                         $        9   $       10   $       10
Trade Payables                                       63           85          119
Other Accounts Payable                              573        1,430          546

Total Current Liabilities                           645        1,525          675

LONG TERM LIABILITIES:
Banks                                                --            8            1
Convertible Loan                                     --        2,837           --
Accrued Severance Pay, net                           11            6           12

Total Long Term Liabilities                          11        2,851           13

SHAREHOLDERS' EQUITY:
Share Capital                                        55           54           55
Additional Paid in Capital                       41,411       37,448       41,419
Deferred Compensation                               (72)        (187)         (89)
Accumulated Deficit                             (39,514)     (35,882)     (38,850)

 TOTAL SHAREHOLDERS' EQUITY                       1,880        1,433        2,535

                                             $    2,536   $    5,809   $    3,223

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                     IIS Intelligent Information Systems Ltd

                                              SUMMARY OF CONSOLIDATED STATEMENT
                                                        OF OPERATION
                                                (In thousands except per share
                                                           amounts)

                                                Three months ended    Year ended
                                                     March 31,       December 31,
                                                 2002         2001          2001
Revenues

Sales to related party                       $       65   $       --   $      251
Sales                                                25           75           83

                                                     90           75          334
Cost of revenues

Sales to related party                                9           --          155
Sales                                                22           22           28

                                                     31           22          183

Gross profit                                         59           53          151

Operating expenses
Research & Development, net                         109          132          479

Selling & Marketing Expenses                         26           --           21

General & Administrative Expenses                   172          149          791

Amortization of other assets                         --           24           97

Non recurring income                                 --           --         (180)

Total operating expenses                            307          305        1,208

Operating Loss                                     (248)        (252)      (1,057)

Financial expenses

Financial income (expenses), net from
 operations                                          (4)         (17)         (56)

Financial expenses from
 conversion of convertible debentures                --           --       (1,491)

Total financial income (expenses), net               (4)        (269)      (1,547)

Equity in losses of an affiliate                   (412)        (244)        (877)

Net loss                                     $     (664)  $     (513)  $   (3,481)

Loss per share                               $    (0.06)  $    (0.06)  $    (0.37)

Weighted AVG. No of shares outstanding           11,435        8,987        9,409